Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612-4412 Tel 949.451.3800 www.gibsondunn.com Michael E. Flynn Direct: +1 949.451.4054 Fax: +1 949.475.4774 MFlynn@gibsondunn.com

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	TRI Pointe Homes, Inc.
SEC File No. 1-35796

Ladies and Gentlemen:

On behalf of TRI Pointe Homes, Inc. (the “Company”), pursuant to Rule 14a-6(d) of the Securities Exchange Act of 1934, as amended, please be advised that the Company filed with the Securities and Exchange Commission (the “Commission”) on January 9, 2014, the Company’s Preliminary Proxy Statement on Schedule 14A in connection with the Company’s Annual Meeting of Stockholders to be held on or about May 1, 2014. The Company intends to file the Definitive Proxy Statement with the Commission and release it to security holders on or about April 10, 2014.

Please direct any questions or comments regarding this filing to the undersigned at (949) 451-4054 or by email at MFlynn@gibsondunn.com.

Sincerely,

/s/ Michael E. Flynn
Michael E. Flynn

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